Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312

                                        Subject Company: Synovus Financial Corp.

     On November 6, 2002, FNB Newton Bankshares, Inc. mailed the following communication to each of its shareholders.

                                   FNB[logo]

FNB NEWTON BANKSHARES                                FIRST NATION BANK




November 6, 2002


Dear Shareholders:

         We are enclosing a copy of a September press release, which announced that FNB Newton Bankshares, Inc. had signed a letter of intent to be acquired by Synovus Financial Corp.

         We are now pleased to report that on October 31, 2002, FNB and Synovus signed an Agreement and Plan of Merger providing for the acquisition of FNB by Synovus. Under the terms of our agreement, each of your FNB shares will be converted into approximately $85.1536 in cash and approximately 4.1353 shares of
                                              ---
Synovus common stock. Using a stock price of $21.38 per share for Synovus common stock (the closing price on Monday), the merger agreement would result in total consideration of approximately $173.00 for each share of FNB stock. This amount will increase or decrease with the market value of Synovus common stock.

         We will be scheduling a shareholders' meeting after the first of the year for FNB shareholders to vote on this merger. As soon as we have done so, we will send you a notice of that meeting, together with detailed information about the merger. We currently expect the merger to be effective in February or March, 2003.

         We believe that FNB and Synovus together will be a great company. We will continue to operate under the "First Nation Bank" name. We will continue to offer personalized customer service, and our employees will continue to play an important role in meeting the financial service needs of our customers. In addition, we will now be able to offer our customers the advantages of alignment with an institution like Synovus with its broad array of financial products and services.

Sincerely,

/s/Stephen C. Wood
Stephen C. Wood
President

SCW/lsw

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document will also serve as a proxy statement for FNB Newton Bankshares, Inc. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                      FNB/P.O. Box 1107/Covington, Georgia

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[LOGO]
SYNOVUS                                 NEWS RELEASE
FINANCIAL CORP.  ---------------------------------------------------------------

For Immediate Release
---------------------
Contact:          Aimee Davis                        Patrick A. Reynolds
                  Synovus                            Synovus
                  706.644.0528                       706.649.4973

                      Synovus To Acquire First Nation Bank
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        Financial Services Company Strengthens Presence in Metro Atlanta.

Columbus, Ga., September 26, 2002- Synovus (NYSE - "SNV"), the Columbus, Georgia based diverse financial services company, today announced the signing of a letter of intent to acquire $340.7 million asset FNB Newton Bankshares, Inc., the parent company of First Nation Bank in Covington, Georgia. FNB has ten branches serving Newton, Henry and Rockdale Counties. FNB further expands Synovus' growing presence in the high-growth Metro Atlanta area.

Stephen C. Wood, President and CEO of First Nation Bank stated, "With consolidation taking place throughout the banking industry, many community banks are attempting to align themselves with institutions like Synovus that can provide the broadest array of products and services. First Nation Bank and Synovus are compatible in culture and the desire to provide top-quality service. This transaction will enable our employees to continue to play an important role in meeting the financial service needs of our customers in the communities we serve."

James H. Blanchard, CEO and Chairman of the Board of Synovus stated, "We welcome First Nation Bank into the Synovus family. The FNB team shares the same values we hold high at Synovus. Through this acquisition, we are making our banking organization stronger by joining with an experienced banking company which will enable us to serve even more customers in this strong market."

First Nation Bank will continue to operate under its existing name and management team.

Earlier this week, Synovus announced the execution of a definitive agreement to acquire $408 million asset United Financial Holdings, Inc. in St. Petersburg, Florida; (Nasdaq: "UFHI"), the parent company of United Bank, United Bank of the Gulf Coast, United Trust Company and EPW Investment Management, Inc.

About Synovus
-------------

Synovus (NYSE: "SNV"), with more than $18 billion in assets, provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81 percent stake in TSYS (NYSE: "TSS"), the world's largest third-party processor of international payments. Synovus is No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2002. See Synovus on the Web at www.synovus.com.



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